David P. Cedro	OFFICE (504) 799-1970
Senior Vice President,	FAX (504) 535-2714
Chief Accounting Officer	dcedro@eplweb.com
Treasurer and Corporate
Secretary

APRIL 24, 2013

VIA EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	EPL Oil & Gas, Inc.
Registration Statement on Form S-4
Filed March 22, 2013
File No. 333-187462

Dear Mr. Schwall,

EPL Oil & Gas, Inc. (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated April 11, 2013 regarding the Company’s registration statement on Form S-4 filed March 22, 2013. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For your convenience, each response is prefaced with the exact text of the Staff’s comment in italicized text. The Company is concurrently filing Amendment No. 2 to the Form S-4 via EDGAR.

Registration Statement on Form S-4

Incorporation of Certain Information by Reference, page iii

1.	Comment:

Please note that you will continue to be required to specifically incorporate by reference each current and periodic report filed between any additional amendments to your registration statement and the effective date of the registration statement, or revise to include the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Securities and Exchange Commission

Response:

The Company has revised the “Incorporation of Certain Information by Reference” section to specifically incorporate documents that are filed after the initial date of filing of the registration statement and prior to its effectiveness. See page iii of the prospectus included in Amendment No. 2 to the Form S-4.

2.	Comment:

We note that Schedule I of the legality opinion lists only four of the five subsidiary guarantors, omitting EPL of Louisiana, LLC. Please provide a revised legality opinion that includes all of the subsidiary guarantors including EPL of Louisiana, LLC.

Response:

The legality opinion of Sidley Austin LLP has been revised to add EPL of Louisiana, L.L.C. to Schedule I thereto. The revised version of the opinion has been filed as Exhibit 5.1 to Amendment No. 2 to the Form S-4.

3.	Comment:

We note the statement in the opinion of special Louisiana counsel that “our engagement has been limited in scope to our review of copies of the following documents.” Please obtain a revised version of the opinion without this language.

Response:

The opinion of special Louisiana counsel has been revised to address the Staff’s comment. The revised version of the opinion has been filed as Exhibit 5.2 to Amendment No. 2 to the Form S-4.

Please direct any questions or comments regarding the foregoing to me at (504) 799-1970.

Securities and Exchange Commission

Sincerely,

EPL Oil & Gas, Inc.

By:	/s/ David P. Cedro
David P. Cedro
Senior Vice President, Chief Accounting Officer, Treasurer and Corporate Secretary

cc:	Tiffany J. Thom
Angela Speight
J. Mark Metts, Sidley Austin LLP